Exhibit 5

SIDE LETTER

This Side Letter (this “Side Letter”) is entered into as of August 7, 2026, by and among Wearable Devices Ltd., an Israeli company (the “Company”) and J.B.D INNOVATION Ltd. (“JBD”).

Reference is made to that certain Cooperation Agreement, dated as of the date hereof (the “Cooperation Agreement”), by and among the Company, JBD and the other parties thereto. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Cooperation Agreement.

1. Future Financing Commitment. JBD hereby irrevocably undertakes that, during the twenty-four (24)-month period commencing on the date hereof, if the Board of Directors of the Company then in office, including the directors appointed pursuant to the Cooperation Agreement, determines in good faith, based on the Company’s then-current operating plan, projected cash requirements and other relevant financial information, that the Company does not have sufficient financial resources to fund its current operations for at least the following twenty-four (24) months, JBD shall provide, either directly or through one or more of its affiliates or another financing vehicle designated by JBD, a debt financing to the Company in an aggregate principal amount of not less than US$12,000,000 (the “Financing Commitment”), for the purpose of funding the Company’s ongoing current business operations.

2. Terms of the Financing Commitment. The Financing Commitment shall be provided in the form of debt convertible into shares of the Company and shall be documented pursuant to one or more definitive financing agreements. The structure and commercial terms of such convertible debt financing, including, without limitation, the amount and timing of funding, interest rate (if applicable), maturity, repayment terms, conversion mechanics (including the conversion price, conversion ratio, and any mandatory or optional conversion events), prepayment provisions, events of default, security (if any), financial covenants, and other customary terms, shall be negotiated and agreed in good faith between JBD and the Board of Directors of the Company then in office, including the directors appointed pursuant to the Cooperation Agreement.

3. No Present Funding Obligation. The parties acknowledge and agree that this Side Letter does not obligate JBD to provide any funding on the date hereof. JBD’s obligation to provide the Financing Commitment shall arise only upon the occurrence of the condition set forth in Section 1.

4. Miscellaneous.

(a) This Side Letter shall become effective simultaneously with, and is subject to, the effectiveness of the Cooperation Agreement.

(b) Except as expressly provided herein, nothing contained in this Side Letter shall amend, modify or supersede any provision of the Cooperation Agreement, which shall remain in full force and effect.

(c) This Side Letter shall be governed by and construed in accordance with the laws governing the Cooperation Agreement.

(d) This Side Letter may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Electronic signatures shall be deemed originals for all purposes.

5. Specific Performance. Each of the parties acknowledges and agrees that a breach of this Side Letter may cause irreparable harm for which monetary damages would not be an adequate remedy. Accordingly, each party shall be entitled to seek specific performance and other equitable relief to enforce the provisions of this Side Letter, in addition to any other remedies available at law or in equity.

6. Entire Agreement. This Side Letter, together with the Cooperation Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed this Side Letter as of the date first written above.

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Name:	Asher Dahan
Title:	CEO

J.B.D INNOVATION LTD.

By:	/s/ Nissim Daniel
Name:	Nissim Daniel
Title:	CEO